The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

03 SEP 23 AM 7:21

September 17, 2003

[redacted]

03032182

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

ESTABLISHMENT OF CMTB EQUITY INVESTMENTS COMPANY, LIMITED

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dlw 9/23

September 10, 2003

To whom it may concern:

Name of listed company: Mitsui Trust Holdings, Inc.
Head office address: 33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.: 8309

Establishment of CMTB Equity Investments Company, Limited

We hereby announce that The Chuo Mitsui Trust and Banking Co., Ltd. ("CMTB"), a wholly owned subsidiary of Mitsui Trust Holdings, Inc., has resolved to establish a new subsidiary, CMTB Equity Investments Company, Limited, for the purpose of management and administration of stock portfolio.

1. Purpose of establishment

Minimizing the market risk on its stock portfolio is one of the most important management priorities for Mitsui Trust Financial Group, and the Group has endeavored to further streamline its stock portfolio.

In order to deal with this issue even more aggressively, CMTB has resolved to establish a subsidiary with the aim of management and administration of stocks, making an investment in kind with part of the stock portfolio, in September 2003.

Mitsui Trust Financial Group will minimize the market risk of its stock portfolio, by utilizing various hedging techniques under intensive and effective administration of the new subsidiary, together with its continued effort to further streamlining the stock portfolio of the Group.

[Summary of investment in kind]

(1) Assets invested in kind: Stocks, or trust beneficiary rights from trust assets by stocks

(2) Value of assets invested in kind: Approximately ¥120 billion

2. Profile of the new subsidiary

(1) Name of company: CMTB Equity Investments Company, Limited

(2) Address: 23-1, Shiba 3-chome, Minato-ku, Tokyo

(3) Capital: Approximately ¥60 billion (100% subsidiary of CMTB)

(4)Date of establishment:	September 2003
(5)Businesses:	Investment, management and administration of stocks
(6)Number of directors and employees:	Approximately 10

[For inquiries concerning this matter]

Public Relations Group,
Planning and Coordination Department
Mitsui Trust Holdings, Inc.
Phone: 81-3-5232-8827